14 November 2006

Australian Stock Exchange Ltd

Companies Announcement Office

Electronic Lodgement System

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Dear Sir or Madam,

Announcement for Immediate Release

NEW SHARE ISSUE - NOVEMBER 2006 PLACEMENT

Notice under section 708(5)(e) of the Corporations Act 2001 (Cwlth)

The Company advises that it has issued 26,666,667 fully paid ordinary shares ("Shares")

pursuant to a Placement ("Placement") as announced on 14 November 2006.

It also gives notice under sub-section 708A(5)(e) of the Corporations Act 2001 (Cwlth)

("Act") in respect of the Shares that:

1. they were issued without disclosure to investors under Part 6D.2 of the Act;

2. as at the date of this notice, the Company has complied with:

a) the provisions of Chapter 2M of the Act, as they apply to the Company; and

b) section 674 of the Act;

3. as at the date of this notice, there is no information which is "excluded information"

as that term is defined in sections 708A(7) and 708A(8) of the Act.

The Company now has on issue 437,958,755 fully paid ordinary shares.

Yours faithfully

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Keith A Halliwell

Company Secretary